





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERENSON & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 MADISON AVENUE, 18TH FLOOR
(No. and Street)

NEW YORK	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LEWIS, CFO, (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERENSON & COMPANY, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE LEWIS
Notary Public, State of New York
No. 31-6006345
Qualified in Westchester County
Commission Expires May 4, 2022

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2005.

EISNERAMPER LLP
New York, New York
February 26, 2021



BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 5,984,479
Fee receivable	80,000
Due from affiliates	3,651,614
Operating lease right-of-use asset	2,944,917
Fixed assets	61,168
Other assets	90,498
	$ 12,812,676

LIABILITIES

Accrued expenses and other liabilities	$ 2,703,844
Operating lease right-of-use liability	2,944,917
PPP loan	446,400
	6,095,161

MEMBER'S EQUITY

	6,717,515
	$ 12,812,676

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2020

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may act as an initial purchaser in private offerings conducted pursuant to Rule 144A. The Company does not carry customer accounts, but does not claim an exemption under paragraph (K) of the 17C.F.R. Section 240.15cr-3 because the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Strategic Advisory Fees

Advisory fees include fees earned from providing strategic advisory, capital formation and restructuring services. Advisory services are provided in accordance with the terms of the contract and are normally provided over time. Fees related to this performance obligation are recognized as the client simultaneously receives and consumes the benefit of the advisory services as they are performed.

With respect to certain contracts for which advisory fees are recognized, the Company's primary performance obligation is to perform a broad range of services the client may need over the course of the engagement. For such engagements, the client obtains a benefit from the assurance that the Company is available to it, when-and-if needed or desired. Fees related to these performance obligations are recognized over time.

Other Investment Banking Fees

The Company provides other advisory services on mergers and acquisitions (M&A), financing and restructuring transactions. Revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Investment Banking Fees (continued)

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the client. For performance obligations that are satisfied at a point in time, the Company has determined that the client is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, the Company considers control to have transferred at that point because the Company has a present right to payment, the Company has transferred the output of the service and the client has significant risks and rewards of ownership.

To obtain a contract with a client, the Company may incur costs such as marketing costs and legal fees. The Company determines if these costs would have been incurred regardless of whether the contract with the client was obtained. If the Company determines that it is more likely than not that these costs will not be reimbursed by the client, the costs of obtaining contracts with clients are expensed as incurred.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The recorded amounts of the Company's cash, fee receivable, due from affiliates, accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company adopted the standard with no adjustment to the opening balance of equity. Management has determined that the new guidance had no impact on the Company's statement of financial condition. See Note F for additional information.

Notes to Statement of Financial Condition
December 31, 2020

NOTE C – INCOME TAXES

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal, state and local income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2020.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2020, the Company has no material unrecognized tax benefits.

NOTE D - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE E - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $3,163,568, which exceeded the minimum net capital requirement of $180,256 by $2,983,312. The Company's ratio of aggregate indebtedness to net capital was .85 to 1.

NOTE F – FEE RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company carries its fees receivable at cost less an allowance for doubtful accounts. Additionally, the receivables have a short duration generally due within 30 to 90 days and currently there is no historical evidence of market declines that would cause the fair value of the receivable to be less than the amortized cost of the receivable. The Company generally does not require collateral and establishes an allowance based upon factors surrounding the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts. The Company considered the current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than the amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ending December 31, 2020.

NOTE G - FIXED ASSETS

Fixed assets at December 31, 2020 are comprised of the following:

Artwork	$	22,225
Computers		62,440
Total		84,665
Accumulated Depreciation		(23,497)
	$	61,168

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2020

NOTE H – OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for us on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application.

The current office space is under lease with Parent. Management has determined that, based on facts and circumstances, the Company has an embedded lease under the standard. Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of approximately $1,333,000 and $1,333,333 respectively, as of January 1, 2019 using a discount rate of 3.5%. The lease entered into on January 1, 2019 was extended on September 1, 2020, which resulted in the recording of an additional right-of-use asset and lease liability of $2,483,422. The adoption of the new standard did not materially impact the Company's statement of operations and had no impact on the Company's statement of cash flows.

The table below summarizes the Company's scheduled future minimum lease payments under operating lease recorded on the statement of financial condition as of December 31, 2020:

Year Ending December 31,	Operating Leases
2021	$ 480,000
2022	480,000
2023	480,000
2024	480,000
2025	480,000
2026	480,000
2027	440,000
Total minimum lease payments	3,320,000
Less: Amounts representing interest not yet incurred	(375,083)
Present value of operating lease obligation	$ 2,944,917

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2020

NOTE I – PAYCHECK PROTECTION PROGRAM

On May 3, 2020, the Company entered into a Promissory Note (the "Note") with Citibank, N.A. as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act to qualified small businesses (the "PPP") in a principal amount of $446,400.

The interest rate for the PPP Note is a fixed rate of 1% per annum. Interest is calculated by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. The applicable borrower is required to make monthly payments commencing on the first day of the first full calendar month following the end of a statutorily defined deferral period (the "Deferral Period"), and such payments shall continue to be due and payable on the first d of each calendar month thereafter until the date that is two (2) years following the funding date (the "Maturity Date"), or, May 3, 2022. Monthly payment amounts are based on repayment of interest accrued during the Deferral Period, interest accruing until and including the Maturity Date, and full amortization of the outstanding principal balance. The PPP loan is recorded as debt.

According to the terms of the PPP, all or a portion of loans under the PPP may be forgiven if certain conditions set forth in the CARES Act and the rules of the SBA are met. In order to be forgiven, the proceeds of the PPP Loan are to be used to pay for payroll costs, continuation of group health care benefits during periods of paid sick, medical, or family leave, or insurance premiums; salaries or commissions or similar compensation; rent; utilities; and interest on certain other outstanding debt; however, 60% of the proceeds of each PPP Loan must be used for payroll purposes.

At its option, the Company may prepay all or a portion of its PPP Loan without penalty.

The PPP Note includes events of default, the occurrence and continuation of which would provide the Lender with the right to exercise remedies against the Company, as applicable, including the right to declare the entire unpaid principal balance under the applicable PPP Note and all accrued unpaid interest immediately due.

NOTE J - RELATED PARTY TRANSACTIONS

At December 31, 2020, amounts due from Holdings was $2,323,067.

The Company has an arrangement to pay the Parent for use of office space. At December 31, 2020 amounts due from Parent was $1,328,547.

During the year ended December 31, 2020, the Company paid expenses on behalf of Parent and Holdings. In addition, during the year the Company advanced to Parent and Holdings $1,600,000 and $1,050,000, respectively.

NOTE K – RISK AND UNCERTAINTIES

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's financial performance may be materially adversely affected.